04050399

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 11-23-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 18th day of November 2004.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED OCTOBER 31, 2004 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED OCTOBER 31, 2004

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

RECEIVED 2005 NOV 16 P 3:19 LOS ANGELES US TRUSTEE

In re: Hauser, Inc.	Debtor in Possession Interim Statement
A Delaware Corporation	Statement Number: 19
Debtor	For the period- FROM: 10/1/2004
Chapter 11 Case No: LA 03-18795-BB	TO: 10/31/2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	35,187,954	-	-
B. Less: Total Disbursements per all Prior Statements	33,431,500	-	-
C. Beginning Balance (A less B)	1,756,454		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
10/18: Sale of inventory	55,344		
10/21: Sale of VPN & firewall	1,500		
10/29: Well revenue from Kerr-McGee	87		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	56,930		
E. Balance Available (C plus D)	1,813,384		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed)			
From Detail Sheet "F"	57,499		
TOTAL DISBURSEMENTS HIS PERIOD (F):	57,499		
G. Ending Balance (E less F)	1,755,885		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank	Los Angeles, CA	4945 063790
(4) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	San Marino, CA	not to exceed $100
Petty Cash	Denver, CO	not to exceed $100

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: November 4, 2004

Debtor In Possession or Trustee Signature
Chief Financial Officer

Hauser, Inc
Debtor in Possession Statement #19
October 1 to 31, 2004
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description
1	6236	10/28/2004	VOID	(20)		(20)	September Check Void
2	6237	10/28/2004	VOID	(20)		(20)	September Check Void
3	6260	10/25/2004	VOID	(139)		(139)	September Check Void
4	6261	10/5/2004	VOID	-		-	Void
5	6262	10/5/2004	ACORDIA	1,838		1,838	Property Insurance
6	6263	10/5/2004	AICCO	5,106		5,106	Liability Insurance
7	6264	10/5/2004	FEDEX	50		50	Shipping Costs
8	6265	10/5/2004	VOID	-		-	Void
9	6266	10/5/2004	JEFF FADLEY EXPENSES	1,283		1,283	Expense Reimbursement
10	6267	10/5/2004	KATHLEEN ATKINSON	621		621	Accounting Consulting
11	6268	10/5/2004	ROBERT BUCK	56		56	Accounting Consulting
12	6269	10/5/2004	ROBERT BUCK	7		7	Expense Reimbursement
13	6270	10/5/2004	WOODSPEAR PROPERTIES	19,348		19,348	Boulder Rent
14	6271	10/5/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
15	6272	10/11/2004	VOID	-		-	Void
16	6273	10/11/2004	VOID	-		-	Void
17	6274	10/11/2004	CT CORPORATION	499		499	Hauser Statutory Representation
18	6275	10/11/2004	MISSOURI DEPT OF REVENUE	505		505	Filing Fee
19	6276	10/11/2004	AT&T	45		45	Cell phone
20	6277	10/11/2004	CT CORPORATION	499		499	HTS Statutory Representation
21	6278	10/11/2004	ILLINOIS DEPT OF REVENUE	3		3	Zetapharm Final Tax
22	6279	10/11/2004	JEFF FADLEY	2,930		2,930	Management Consulting Services
23	6280	10/11/2004	KATHLEEN ATKINSON	630		630	Accounting Consulting
24	6281	10/11/2004	MISSOURI DEPT OF REVENUE	640		640	Filing Fee
25	6282	10/11/2004	ROBERT BUCK	488		488	Accounting Consulting
26	6283	10/11/2004	CO DEPT OF REVENUE	56		56	Sales & Use Tax
27	6284	10/11/2004	SCOTT KINDERWATER	4,647		4,647	Environmental Consulting
28	6285	10/11/2004	XCEL	224		224	Hauser's Part of Energy Bill
29	6286	10/20/2004	US TRUSTEE	2,500		2,500	3rd Quarter Payment-Hauser
30	6287	10/20/2004	US TRUSTEE	3,750		3,750	3rd Quarter Payment-CRO
31	6288	10/20/2004	FEDEX	154		154	Shipping Costs
32	6289	10/20/2004	IRON MOUNTAIN	30		30	Box Retrieval
33	6290	10/20/2004	JEFF FADLEY	2,198		2,198	Management Consulting Services
34	6291	10/20/2004	JEFF FADLEY EXPENSES	232		232	Expense Reimbursement
35	6292	10/20/2004	KATHLEEN ATKINSON	499		499	Accounting Consulting
36	6293	10/20/2004	ROBERT BUCK	206		206	Accounting Consulting
37	6294	10/20/2004	STATE OF CO	25		25	Tax License
38	6295	10/20/2004	THOMAS HANLON	95		95	Expense Reimbursement
39	6296	10/20/2004	US TRUSTEE	250		250	3rd Quarter Payment-Zetapharm
40	6297	10/20/2004	WILSEY & SONS	834		834	Inventory Shipping
41	6298	10/20/2004	XCEL	438		438	Hauser's Part of Energy Bill
42	6299	10/26/2004	AICCO	1,838		1,838	Property Insurance
43	6300	10/26/2004	JEFF FADLEY	1,465		1,465	Management Consulting Services
44	6301	10/26/2004	JEFF FADLEY EXPENSES	139		139	Expense Reimbursement
45	6302	10/26/2004	KATHLEEN ATKINSON	306		306	Accounting Consulting
46	6303	10/26/2004	POSTAL PRIVILEGE	40		40	Postage
47	ED1020	10/20/2004	WELLS FARGO	274		274	Client Analysis Service Charge
			Monthly Total	57,499	-	57,499	

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor	**Debtor in Possession Interim Statement**
	Statement Number: 19
	For the period- FROM: October 1, 2004
Chapter 11 Case No: LA 03-18798-BB	TO: October 31, 2004

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	7,118,944	-	-
B. Less: Total Disbursements per all Prior Statements	7,108,263		-
C. Beginning Balance (A less B)	10,681		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
10-18-04 - Customer Receipts	31,351		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	31,351		
E. Balance Available (C plus D)	42,032		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"			
TOTAL DISBURSEMENTS THIS PERIOD (F):			
G. Ending Balance (E less F)	42,032		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	none		
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type **Location**

none

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: November 4, 2004

Thomas W. Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

COPY

RECEIVED

Office of the United States Trustee

2005 NOV 16 P 3: 19

OFFICE OF US TRUSTEE LOS ANGELES, CA.

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 19 For the period: FROM: October 1, 2004 TO: October 31, 2004

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	-	390,622
TOTAL	-	390,622

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	5,332,810	$ 250	11/20/2003	$ 250	4690	$ -
9/30/2003	5,332,810	$ 7,750	12/29/2003	$ 7,750	4888	$ -
12/31/2003	9,581,934	$ 12,000	2/26/2004	$ 12,000	5165	$ -
3/31/2004	202,506	$ 1,250	5/5/2004	$ 1,250	5322	$ -
6/30/2004	3,433	$ 9,000	7/28/2004	$ 9,000	6135	$ -
9/30/2004	None	$ -		$ -		$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: November 11, 2004

Thomas W Hanlon

Debtor In Possession or Trustee
Secretary/Treasurer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	cancelled	
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	11/15/2004
Hauser Longmont	Nautilus/Acordia		cancelled	
Hauser El Segundo	Essex Insurance		cancelled	
Property	Westchester Surplus Lines/Acordia		cancelled	
Real Property				
Personal Property	Westchester Surplus Lines/Acordia		"	"
Machinery	Westchester Surplus Lines/Acordia		"	"
Business Income	Westchester Surplus Lines/Acordia		"	"
Property of Others	Westchester Surplus Lines/Acordia		"	"
Theft-Money			cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO- to be sold			
Other (specify)				
Flood & Earthquake (DIC)			cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	12/31/2009
Excess	St. Paul/Acordia		cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia		cancelled	
Cargo	St. Paul/Acordia		cancelled	
Foreign Liability	St. Paul/Acordia		cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia		cancelled	

Botanicals International Extracts, Inc.
October 31, 2004
(dollars in thousands)

	Current Month Actual	Six Months Ended Year-to-date Actual
Sales	-	593
Cost of Sales	-	3
Gross margin	-	590
Sales and marketing	-	-
G & A expenses	-	-
Total	-	-
Contribution	-	590
Corporate Services	-	-
Operating income (loss)	-	590
Interest expense	-	-
Profit (Loss) before Other Income (Expense) & Discontinued Operation	-	590
Gain/(Loss) on Disposal of Assets	-	142
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	-	732
Income taxes	-	-
Net income (loss)	-	732

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 19

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 19 For the period FROM: October 1, 2004 TO: October 31, 2004

RECEIVED
2005 NOV 16 P 3:19
OFFICE OF US TRUSTEE
LOS ANGELES, CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:

INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				

B. Not Related to Business Operations:

INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	4,424	-
Overdue - 31 - 60 Days	-	-
Overdue - 61 - 90 Days	-	-
Overdue - 91 - 120 Days	-	-
Overdue - Over 121 Days	(39)	369,169
TOTAL	4,386	369,169

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	2/12/2004	1	198

* Explanation for Non-Payment:

The Hauser equipment under the GE Capital lease has been returned and we are awaiting a final reconcilliation of amounts due.

4. Tax Liability:

Gross Payroll Expense for Period:
Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		-
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 1,382,000
Kaye Scholer LLP	Attorney	$ 565,000
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 47,000
Hogan & Hartson, LLP	Attorney	$ 147,000
BDO Seidman	Accountant	$ 10,000
Deloitte & Touche LLP	Accountant	$ 65,000
Wilkie Farr & Gallagher	Attorney	$ 111,000
Mack Barclay	Accountant	$ 11,000
FTI	Accountant	$ 50,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2004	2,209,432	$ 10,000	8/7/2003	$ 10,000	3946	$ -
9/30/2004	3,108,371	$ 10,000	11/6/2003	$ 10,000	4630	$ -
12/31/2004	3,447,790	$ 6,000	2/26/2004	$ 6,000	5181	$ -
3/31/2004	1,185,120	$ 5,000	5/5/2004	$ 5,000	5321	$ -
6/30/2004	921,706	$ 5,000	7/28/2004	$ 5,000	6136	$ -
9/30/2004	627,229	$ 2,500	10/20/2004	$ 2,500	6286	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: November 11, 2004

Debtor in Possession or Trustee
Chief Financial Officer

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	cancelled	
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	11/15/2004
Hauser Longmont	Nautilus/Acordia		cancelled	
Hauser El Segundo	Essex Insurance		cancelled	
Property	Westchester Surplus Lines/Acordia		cancelled	
Real Property				
Personal Property	Westchester Surplus Lines/Acordia		"	"
Machinery	Westchester Surplus Lines/Acordia		"	"
Business Income	Westchester Surplus Lines/Acordia		"	"
Property of Others	Westchester Surplus Lines/Acordia		"	"
Theft-Money			cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO- to be sold			
Other (specify)				
Flood & Earthquake (DIC)			cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	12/31/2009
Excess	St. Paul/Acordia		cancelled	
Employment Practices Liabili	Hudson Insurance/Acordia		cancelled	
Cargo	St. Paul/Acordia		cancelled	
Foreign Liability	St. Paul/Acordia		cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia		cancelled	

In re: Hauser Inc.	Debtor In Possession Operating Report
A Delaware Corporation	Report Number: 19

Hauser, Inc.
October 31, 2004
(dollars in thousands)

	Current Month Actual	Five Months Ended Year-to-date Actual
Sales	$0	$85
Cost of Sales	$0	$77
Gross margin	0	8
Sales and marketing	0	0
G & A expenses	74	661
Total Operating Cost	74	661
Contribution	**(74)**	**(653)**
Corporate Services	0	(110)
Operating income (loss)	**(74)**	**(543)**
New products expense	0	0
Interest expense	0	2
Profit (Loss) before Other Income	**(74)**	**(541)**
Gain/Loss on Sale of Equipment	56	76
Income from Discontinued Operations	0	150
Chapter 11 Reorganization Costs	(85)	(955)
Profit (loss) before tax	**(102)**	**(1,270)**
Income taxes	-	-
Net income (loss)	**($102)**	**($1,270)**

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 19 For the period FROM: October 1, 2004 TO: October 31, 2004

US TRUSTEE
LES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	-	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL		

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: 0

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			-
State Payroll and Withholding Taxes			-
State Sales and Use Taxes			-
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. *Statement of Unpaid Professional Fees (Post-Petition Amounts only).*

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On September 16, 2004, the Debtors closed the sale of substantially all of the assets of Hauser Contract Research Organization to Integrated BioPharma, Inc.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0
12/31/2003	1,264,036	5,000	2/12/2004	5,000	12324	0
3/31/2004	1,066,177	5,000	5/6/2004	5,000	12603	0
6/30/2004	882,339	5,000	7/21/2004	5,000	12787	0
9/30/2004	1,143,566	3,750	10/20/2004	3,750	6288	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: November 11, 2004

Debtor In Possession or Trustee
Title - Secretary / Treasurer

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: **19**

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	cancelled	
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	11/15/2004
Hauser Longmont	Nautilus/Acordia		cancelled	
Hauser El Segundo	Essex Insurance		cancelled	
Property	Westchester Surplus Lines/Acordia		cancelled	
Real Property				
Personal Property	Westchester Surplus Lines/Acordia		"	"
Machinery	Westchester Surplus Lines/Acordia		"	"
Business Income	Westchester Surplus Lines/Acordia		"	"
Property of Others	Westchester Surplus Lines/Acordia		"	"
Theft-Money			cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO- to be sold			
Other (specify)				
Flood & Earthquake (DIC)			cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	12/31/2009
Excess	St. Paul/Acordia		cancelled	
Employment Practices Liability	Hudson Insurance/Acordia		cancelled	
Cargo	St. Paul/Acordia		cancelled	
Foreign Liability	St. Paul/Acordia		cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia		cancelled	

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
October 31, 2004

(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$0	$928
Cost of sales	0	$1,515
Gross margin	0	($587)
Sales and marketing	0	$54
G & A expenses	0	$80
Total	0	$134
Contribution	-	($721)
Corporate Services	0	$110
Operating income (loss)	**0**	**($831)**
Interest expense	0	$0
Disposal of Assets	(20)	1,086
Reorganization Costs	**0**	**($10)**
Profit (loss) before tax	**($20)**	**$245**

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 19

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 19 For the period- FROM: October 1, 2004 TO: October 31, 2004

RECEIVED 2005 NOV 1 PM 3:19
OFFICE OF US TRUSTEE LOS ANGELES, CA.

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		-
TOTAL	-	-

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ______________________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -
12/31/2003	None	$ 250	2/26/2004	$ 250	5166	$ -
3/31/2004	None	$ 250	5/4/2004	$ 250	5323	$ -
6/30/2004	None	$ 250	7/28/2004	$ 250	6147	$ -
9/30/2004	None	$ 250	10/20/2004	$ 250	6296	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: November 11, 2004

Thomas W Hanlon

Debtor In Possession or Trustee
Secretary/Treasurer

In re: **Zetapharm Inc.**
A New York Corporation

Debtor In Possession Operating Report
Report Number: 19

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	cancelled	
California	Incl			
Colorado	Incl			
Liability				
HTS	Evanston Insurance/Acordia	$1MM	2/15/2005	11/15/2004
Hauser Longmont	Nautilus/Acordia		cancelled	
Hauser El Segundo	Essex Insurance		cancelled	
Property	Westchester Surplus Lines/Acordia		cancelled	
Real Property				
Personal Property	Westchester Surplus Lines/Acordia		"	"
Machinery	Westchester Surplus Lines/Acordia		"	"
Business Income	Westchester Surplus Lines/Acordia		"	"
Property of Others	Westchester Surplus Lines/Acordia		"	"
Theft-Money			cancelled	
Life (list beneficiary)				
Vehicle	St. Paul/Acordia		cancelled	
California	No Autos			
Other	1 vehicle in CO- to be sold			
Other (specify)				
Flood & Earthquake (DIC)			cancelled	
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	12/31/2009
Excess	St. Paul/Acordia		cancelled	
Employment Practices Liability	Hudson Insurance/Acordia		cancelled	
Cargo	St. Paul/Acordia		cancelled	
Foreign Liability	St. Paul/Acordia		cancelled	
Fiduciary	Chubb/Acordia	1,000,000	4/30/2005	4/30/2005
Crime/Employee Dishonesty	St. Paul/Acordia		cancelled	

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 19

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		